UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Industries Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3
Notes to Financial Statements as of and for the Years Ended December 31, 2012 and 2011	4-13
SUPPLEMENTAL SCHEDULE —	14
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	15

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
PPG Industries Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
June 25, 2013

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
NET ASSETS:
Investment in net assets of the PPG Industries Master Trust — at fair value (Note 3)	$3,014,756,115	$2,521,672,553
Receivables:
Notes receivable from participants (Notes 1, 2)	45,509,998	46,703,311

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	3,060,266,113	2,568,375,864

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 5)	(26,989,902)	(26,819,526)

NET ASSETS AVAILABLE FOR BENEFITS	$3,033,276,211	$2,541,556,338

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Income — net from investments in the PPG Industries Master Trust (Note 3)	$569,105,909	$35,190,849
Interest income on notes receivable from participants	2,076,773	2,677,704

Total income	571,182,682	37,868,553

Contributions (Note 2):
Employer	28,446,428	26,187,181
Employee	68,663,714	60,222,154

Total contributions	97,110,142	86,409,335

Total additions	668,292,824	124,277,888

DEDUCTIONS:
Withdrawals (Note 2)	174,412,043	164,968,354
Administration expenses (Note 2)	2,160,908	2,235,065

Total deductions	176,572,951	167,203,419

NET INCREASE (DECREASE)	491,719,873	(42,925,531)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,541,556,338	2,584,481,869

End of year	$3,033,276,211	$2,541,556,338

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting - The financial statements of the PPG Industries Employee Savings Plan (the “Plan”) are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2012 and 2011, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Master Trust - The PPG Industries Master Trust (the “Master Trust”) was established pursuant to a trust agreement between PPG Industries, Inc. (the “Company” or “PPG”) and Fidelity Management Trust Company (“FMTC”) in order to permit the commingling of assets of multiple PPG sponsored employee benefit plans for investment and administrative purposes.
Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations.
The S&P 500 Index Fund is a commingled pool managed by BlackRock Institutional Trust Company (“BlackRock”). The S&P 500 Index Fund primarily invests in the common stocks of the approximately 500 companies that make up the Standard & Poor's Composite Stock Index (“S&P 500”). The Fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested. The BlackRock S&P 500 Fund is invested in the Equity Index Fund T, which is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is based upon the fair value of the underlying securities held by the commingled pool.
The International Equity Fund is a pooled separate account consisting of institutionally managed commingled pools. Mellon Capital Management Company (“Mellon”) is the sole investment manager of these commingled pools. Mellon's international fund is invested in the Mellon EB Daily Liquidity ACWI ex-U.S. Fund and is available only to qualified institutional investors. The fair value of this Mellon fund is based upon the fair value of the underlying securities held by the commingled pool.

The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 5 for additional information regarding the Stable Value Fund.
The investment in Common Collective Trusts is comprised of investments in the BlackRock LifePath Portfolio Funds, the Mellon Bond Index Fund and, effective January 1, 2011, the BlackRock U.S. Treasury Inflation Protected Securities (“TIPS”) Index Fund. The objective of the BlackRock LifePath Portfolio Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant's retirement timeframe. The asset allocation of each LifePath Fund is designed to reach its most conservative risk level at the end of the fund's stated date, at which time it will transition into the LifePath Retirement Fund. The LifePath Retirement Fund is designed to provide participants with an appropriate blend of income and inflation protection to maximize assets during the period chosen for retirement. The fair value of the LifePath Portfolio Funds is based upon the fair value of the underlying investments held by the LifePath Portfolio Funds.
The Mellon Bond Index Fund is a commingled pool managed by Mellon that invests in a stratified subset of the bonds in the Barclay's Capital U.S. Aggregate Index (the “Index”). The Mellon Bond Index Fund's objective is to provide a total return that closely corresponds to the investment performance of the Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the investment in the Mellon Bond Index Fund is based upon the fair value of the underlying investments held by the Mellon Bond Index Fund.
The BlackRock U.S. TIPS Index Fund is a commingled pool managed by BlackRock that invests in some or all of the U.S. Treasury bonds in the Barclays Capital U.S. TIPS Index (the “TIPS Index”). The BlackRock U.S. TIPS Index Fund's objective is to provide a total return that seeks to match the investment performance of the TIPS Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the investment in the BlackRock U.S. TIPS Index Fund is based upon the fair value of the underlying investments held by the BlackRock U.S. TIPS Index Fund.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Accounting Standard Adopted in the Current Year - In May 2011, the Financial Accounting Standards Board issued an amendment to the fair value measurement guidance and disclosure requirements to establish GAAP in common with International Financial Reporting Standards measurement and reporting requirements. The new requirements were effective for annual reporting periods beginning after December 15, 2011 and were applied prospectively. The Plan adopted the new requirements in 2012; however, the adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 2010, for more information on the Plan.
Administration - The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Director, Benefits and HR Services.

The named fiduciary with respect to control and management of the assets of the Plan is the Executive Committee and the Benefits Investment Committee of PPG. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.
The Employee Benefits Committee of PPG has responsibility for establishing, maintaining, and amending the Plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was converted to an Employee Stock Ownership Plan (ESOP) on December 1, 1988, and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Master Trust. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Trustee of the Plan Assets - FMTC is the trustee for all of the Plan assets as of December 31, 2012 and 2011.
Eligibility to Participate in the Plan - The Plan is designed for U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first day of any month that is coincident with or following his or her hire date.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants' maximum contribution rate for the years ended December 31, 2012 and 2011 was 50% of eligible participant compensation. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $7.9 million and $3.5 million in 2012 and 2011, respectively.
For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant's monthly contribution subject to a maximum of 6% of the eligible participant's compensation. The Company match rate established each year is at the discretion of the Company. As of January 1, 2011, the Company matching contribution was 75% on the first 6% of eligible participant compensation contributed. Effective April 1, 2013, the company matching contribution was increased to 100% of the first 6% of eligible participant compensation contributed. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the collective bargaining agreement.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting - All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.
Payment of Benefits - Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary(ies).
Notes Receivable from Participants - All active participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 calendar days, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions.
Transfers - Transfers in occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part of its business and portions of the Plan related to the divested business are legally moved out of the Plan.
No transfers of assets were made to or from the Plan in either 2012 or 2011.

3.	PPG INDUSTRIES MASTER TRUST

The Master Trust assets are held by FMTC. Each participating employee benefit plan is entitled to an allocable share of the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The Plan's assets are included in the Master Trust together with other PPG sponsored plans.
The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The investment income for the Loan Fund, which is not part of the Master Trust, is recorded separately for this specific fund.

As of December 31, 2012 and 2011, the Plan had approximately a 99.13% and 99.38% interest in the Master Trust, respectively. The net assets available for benefits of the Master Trust are summarized as follows:

	2012	2011

Investments at fair value:
PPG Industries common stock*	$918,774,749	$710,057,153
Mutual funds*	357,941,034	317,469,757
S&P 500 Index Fund*	287,197,615	243,488,424
Stable Value Fund*	843,463,814	770,763,286
International Equity Fund:
Mellon EB Daily Liquidity ACWI ex-U.S. Fund	138,232,761	108,919,942
Common Collective Trusts*	474,294,901	369,380,263
Money market funds	15,806,441	6,597,075

Total investments at fair value	3,035,711,315	2,526,675,900

Receivables	15,473,818	15,238,439
Liabilities	(9,833,124)	(4,610,415)

Net assets at fair value	3,041,352,009	2,537,303,924

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
State Street Bank and Trust	(6,115,351)	(6,688,981)
J. P. Morgan	(7,759,868)	(9,625,946)
NATIXIS Financial Products, Inc.	(5,859,921)	(6,432,211)
Prudential Insurance Company of America	(2,619,681)	—
AIG Financial Products	—	(4,155,779)
American General Life	(4,732,000)	—

Net assets available for benefits	$3,014,265,188	$2,510,401,007

* Represents more than 5% of net assets in the Master Trust. While mutual funds and common collective trusts exceed 5%, no individual fund within those categories exceeded 5%.

The investment income - net of the Master Trust for the years ended December 31, 2012 and 2011, is summarized as follows:

	2012	2011

Net appreciation in the fair value of investments:
PPG Industries common stock	$390,096,878	$4,843,568
Mutual funds	48,584,226	(8,439,013)
S&P 500 Index Fund	39,285,193	4,750,613
Stable Value Fund	15,189,320	24,907,822
Common Collective Trusts	34,085,028	12,019,618
International Equity Fund	20,305,445	(18,071,923)

Total net appreciation in fair value of investments	547,546,090	20,010,685

Dividends	24,361,175	25,088,661
Interest	18,118	15,716
Other income	16,401	122,372

Total income — net from investments	$571,941,784	$45,237,434

The Plan's share of income — net from investments in the PPG Industries Master Trust also includes the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

4.	FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities. The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2012, were as follows:

	Level 1	Level 2	Total
Master Trust assets:
PPG Industries common stock	$918,774,749	$—	$918,774,749
Mutual Funds	357,941,034	—	357,941,034
S&P 500 Index Fund	—	287,197,615	287,197,615
Common Collective Trusts	—	474,294,901	474,294,901
Stable Value Fund	—	843,463,814	843,463,814
International Equity Fund —
Mellon EB Daily Liquidity ACWI ex-U.S. Fund	—	138,232,761	138,232,761
Money Market Funds	15,806,441	—	15,806,441

The financial assets that are reported at fair value on a recurring basis as of December 31, 2011, were as follows:

	Level 1	Level 2	Total
Master Trust assets:
PPG Industries common stock	$710,057,153	$—	$710,057,153
Mutual Funds	317,469,757	—	317,469,757
S&P 500 Index Fund	—	243,488,424	243,488,424
Common Collective Trusts	—	369,380,263	369,380,263
Stable Value Fund	—	770,763,286	770,763,286
International Equity Fund —
Mellon EB Daily Liquidity ACWI ex-U.S. Fund	—	108,919,942	108,919,942
Money Market Funds	6,597,075	—	6,597,075

5.	STABLE VALUE FUND
The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC.
The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract (book) value accounting to provide for the payment of participant directed withdrawals and exchanges at contract (book) value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.

The wrap contracts have been issued by State Street Bank and Trust, NATIXIS Financial Products, Inc., J.P. Morgan Chase, Prudential Insurance Company of America, and American General Life. The S&P credit rating at December 31, 2012, of the issuing financial institutions is AA-, A, A+, AA- and A+, respectively. At December 31, 2011, the wrap contracts were issued by NATIXIS Financial Products, Inc., AIG Financial Products, State Street Bank and Trust and J.P. Morgan Chase. The S&P credit rating at December 31, 2011, of the issuing financial institutions is A+, A-, AA- and AA-, respectively. The underlying investments of the Stable Value Fund are stated at fair value based on quoted market prices.
The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.
In accordance with guidance for defined contribution pension plans, the statements of net assets available for benefits present investment contracts at fair value with an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value.
Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrap contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2012	2011

Spot yields:
Based on actual investment income (1)	1.63%	1.90%
Based on interest rate credited to participants (2)	1.73%	2.13%

(1) Computed by dividing the annualized one-day actual earnings of the investments on the last day of the Plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2012 and 2011, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The securities included in the Stable Value Pool, at fair value, as of December 31, 2012 and 2011, were as follows:

	2012	2011

At fair value:
Money market funds	$39,034,688	$66,121,608
U.S. government obligations	421,469,282	411,342,047
Foreign obligations	834,162	—
Corporate bonds	173,608,761	162,223,083
Mortgage-related securities	107,930,532	78,221,166
Asset-backed securities	63,941,639	44,441,597
Other	824,848	1,177,519

	807,643,912	763,527,020

Securities sales pending settlement	35,819,902	7,236,266

Fair value	843,463,814	770,763,286

Adjustment from fair value to contract value for fully benefit-responsive wrap contracts	(27,086,821)	(26,902,917)

Contract value of Stable Value Fund	$816,376,993	$743,860,369

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. In January 2011, the Plan was filed with the IRS for an updated determination letter.
Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

8.	SUBSEQUENT EVENTS

On January 28, 2013, the Company completed the previously announced separation of its commodity chemicals business and merger of its wholly-owned subsidiary, Eagle Spinco Inc., with a subsidiary of Georgia Gulf Corporation in a tax efficient Reverse Morris Trust transaction (the “Transaction”). Pursuant to the merger, Eagle Spinco, the entity holding PPG's former commodity chemicals business, is now a wholly-owned subsidiary of Georgia Gulf. The closing of the merger followed the expiration of the related exchange offer and the satisfaction of certain other conditions. The combined company formed by uniting Georgia Gulf with PPG's former commodity chemicals business is named Axiall Corporation (“Axiall”).  PPG holds no ownership interest in Axiall. Under the terms of the exchange offer, 35,249,104 shares of Eagle Spinco common stock were available for distribution in exchange for shares of PPG common stock accepted in the offer. Following the merger, each share of Eagle Spinco common stock automatically converted into the right to receive one share of Axiall Corporation common stock. Accordingly, PPG shareholders who tendered their shares of PPG common stock as part of this offer received 3.2562 shares of Axiall common stock for each share of PPG common stock accepted for exchange.
Among the PPG shares accepted in the exchange offer were approximately 25,000 shares held in individual participant accounts of the Plan. The shares of Axiall common stock received in the exchange by these participants are being held in the newly created Axiall Stock Fund of the Plan. This new fund is available to Plan participants for 180 days following the closing of the Transaction, or July 26, 2013. Until July 26, 2013, plan participants can transfer funds out of the Axiall Stock Fund at any time to other Plan investment options. Any remaining balance in the Axiall Stock Fund at the close of business on July 26 will be sold and the proceeds transferred into the appropriate BlackRock LifePath Portfolio fund based upon the participant’s date of birth.
Participants in the PPG Employee Savings Plan who became Axiall employees on the closing date of the Transaction have the option to (1) maintain their existing balance in the Plan, (2) roll over their existing balance into the Axiall 401(k) Plan, (3) roll over their balance in the Plan to an IRA or (4) take a partial or total distribution of their funds from the Plan.

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SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Current
Identity of Issuer and Title of Issue	Value

Investment in net assets of the PPG Industries Master Trust — at fair value	$3,014,756,115
* Loans to participants with interest rates ranging from 4.25% to 11.5% maturing through 2042	45,509,998

TOTAL	$3,060,266,113

* Party in interest

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Director, Benefits and HR Services of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)
Date:	June 25, 2013	/s/ Karen P. Rathburn
Karen P. Rathburn, Global Director, Benefits and HR Services of PPG Industries, Inc. and Administrator of the Plan